SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   ----------


                    Under the Securities Exchange Act of 1934

                                  SCHEDULE 13G


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                          CADMUS COMMUNICATIONS CORP.
                              --------------------
                                (Name of Issuer)



                     Common Stock, $.001 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)



                                    127587103
                                  ------------
                                 (CUSIP Number)

                                  November 3, 2006
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             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|  Rule 13d-1(b)
         |X| Rule 13d-1(c)
         |_| Rule 13d-1(d)


                               Page 1 of 2 Pages

                                  SCHEDULE 13G

CUSIP No. 127587103                                         Page 2 of 2 Pages
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1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    BRENCOURT ADVISORS, LLC      EIN # 13-4137530
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2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)   |_|

                                                             (b)   |X|
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3)  SEC USE ONLY


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4)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
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                                5)     SOLE VOTING POWER

       NUMBER                          636,323
       OF                     --------------------------------------------------
       SHARES                   6)     SHARED VOTING POWER
       BENEFICIALLY
       OWNED BY                        0
       EACH                   --------------------------------------------------
       REPORTING                7)     SOLE DISPOSITIVE POWER
       PERSON
       WITH                            636,323
                              --------------------------------------------------
                                8)     SHARED DISPOSITIVE POWER

                                       0
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9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    636,323
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10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                           |_|
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11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    6.68%
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12) TYPE OF REPORTING PERSON

    IA
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Schedule 13G

Item 1(a).

Name of Issuer: Cadmus Commmunications Corp.

Item 1(b).   Address of Issuer's Principal Executive Offices:

1801 Bayberry Court
Suite 200
Richmond, VA 23226

Item 2(a).   Name of Persons Filing:

Brencourt Advisors, LLC


Item 2(b).   Address of Principal Business Office or, if None, Residence:

600 Lexington Avenue
8th Floor
New York, NY 10022

Item 2(c).   Citizenship:

Delaware

Item 2(d).   Title of Class of Securities:

Common Stock, $0.01 par value per share

Item 2(e).   CUSIP Number:

127587103

Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

            (a) |_| Broker or Dealer Registered Under Section 15 of the Act (15 U.S.C. 78o)

            (b)   |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                  78c)

            (c) |_| Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

            (d) |_| Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

            (e)   |X| Investment Adviser in accordance with ss.
                  240.13d-1(b)(1)(ii)(E)

            (f) |_| Employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F)

            (g) |_| Parent Holding Company or control person in accordance with ss.240.13d-1(b)(ii)(G)

            (h) |_| Savings Association as defined in ss.3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

            (i) |_| Church plan that is excluded from the definition of an investment company under ss.3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

            (j)   |_| Group, in accordance with ss.240.13d-1(b)(ii)(J)

Item 4.      Ownership.

(i)         Brencourt Advisors, LLC

            (a)   Amount beneficially owned: 636,323

            (b)   Percent of class: 6.68% (1)

            (c)   Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote: 636,323

                  (ii)  Shared power to vote or to direct the vote: 0

                  (iii) Sole power to dispose or to direct the disposition of:
                        636,323

                  (iv)  Shared power to dispose or to direct the disposition of:
                        0
---------------
(1) Percentages are based on 9,530,631 shares of Common Stock outstanding as of October 31, 2006 (as set forth on the Issuer's
Form 10-Q, filed on November 9, 2006 with the Securities and Exchange Commission).

Item 5.      Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.      Identification and Classification of Members of the Group.

Not applicable.

Item 9.      Notice of Dissolution of Group.

Not applicable.

Item 10.     Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE
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             After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated as of November 9, 2006


                             Brencourt Advisors, LLC
                             By:  Michael Palmer
                                  Chief Financial Officer

                             By:   /s/  Michael Palmer
                                --------------------------------------